Shareholders’ Report
For the period ended
June 30, 2006

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT
Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share. Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to CIBC Mellon. For more information call CIBC Mellon at 1 877 224-1760.

Sun Life Financial reports record quarterly earnings of $512 million
Six-month earnings exceed $1 billion for first time
Toronto – July 17, 2006 – Sun Life Financial Inc. (TSX/NYSE: SLF) today announced record earnings of $512 million or $0.88 per share for the quarter ended June 30, 2006. Earnings per share (EPS) were up 8.6% (14.8% in constant currency) over the second quarter of 2005. Return on equity (ROE) grew to 13.6% for the quarter, up from 13.0% in the second quarter of 2005.
“We achieved strong growth in sales and value of new business domestically and internationally as we continued to execute on our strategy to enhance our global distribution capabilities,” said Donald A. Stewart, Chief Executive Officer. “Continued expansion in India and China underscored our commitment to growth in Asia, and our excellent market position in Canada contributed to strong, stable earnings growth in each of our Canadian businesses this quarter” he said.
Paul W. Derksen, Executive Vice-President and Chief Financial Officer, noted, “We continued to deliver on our financial commitments to shareholders with solid earnings growth and ROE improvement this quarter despite lower equity markets and the continued strengthening of the Canadian dollar.
Demonstrating continued confidence in the sustainability of our earnings growth, Sun Life Financial’s Board of Directors raised the common share dividend to 30 cents per share, a total increase of 18% this year.” he said.
Financial Highlights
•	ROE increased 60 basis points (100 basis points in constant currency) to 13.6% from 13.0% in the second quarter of 2005.

•	EPS for the quarter increased 8.6% (14.8% in constant currency) compared to the second quarter of 2005. The strengthening of the Canadian dollar reduced earnings by $28 million or 5 cents per common share this quarter.

•	Sun Life Financial increased its quarterly common share dividend to 30 cents per share, up 9% from 27.5 cents per share paid previously, bringing the total increase this year to 18%.

•	Sun Life Financial repurchased more than 6.5 million common shares for $297 million under its share repurchase program this quarter, for a total share buyback of $398 million in the first six months of this year.

•	Sun Life Financial completed a $300 million domestic public offering of Series C Senior Unsecured 5% Fixed/Floating Debentures due in 2031 in July 2006.
Business Highlights
During the second quarter of 2006, the Company progressed on a number of its strategic objectives.
•	The direct sales force in India grew to over 18,000 advisors in 84 branches serving 67 cities, contributing to a 114% local currency growth in agency sales during the first six months of the year.

•	In China, sales grew by 121 % in local currency over the second quarter of 2005. Sun Life Everbright Life Insurance Company Limited received preliminary regulatory approval for a new branch in Nanjing, opened a new sales office in Huzhou, and is preparing to open an additional three sales offices in Zhejiang province, increasing its presence to 11 cities in China.

•	In July, Sun Life Financial signed an agreement with the China Everbright Bank to distribute pension and protection products throughout China.

•	Philippines sales increased by 69% in local currency over the second quarter of 2005 as Sun Life Financial continued to build on its #2 market position in the Philippines.

•	Individual Life sales in the United States increased 49% in local currency over the first quarter of 2006, primarily on the strength of sales through the independent distributor channel. With the addition of National Financial Partners and M Financial Group, Sun Life Financial U.S. now has active relationships with nine of the top 10 independent distributors in the United States.

•	Group Life & Health sales in the United States increased by 91 % in local currency over the first quarter of 2006, including strong sales through Medical Group Insurance Services, Inc. (MGIS).

•	Individual Insurance wholesale life and health sales in Canada doubled compared to the second quarter of 2005 through deeper penetration of the managing general agent and dealer channels.
Sun Life Financial Inc. ▪ sunlife.com     1

Shareholders’ Report
•	Group Benefits sales in Canada increased by 233% over the second quarter of 2005. Group Benefits was chosen as the exclusive provider of group insurance through the Canadian Federation of Independent Business (CFIB) in Quebec, providing Group Benefits with direct access to CFIB’s small and medium-sized employer members.
•	Group Retirement Services retained $119 million of assets from members leaving plans this quarter, an increase or 12% over the second quarter of 2005.
•	At MFS, the pre-tax operating profit margin ratio increased to 27% in the second quarter of 2006 from 26% in the first quarter of 2006.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, operating EPS, operating ROE, ROE for business groups and financial performance measures prepared on a constant currency basis. Information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in the Company’s annual and interim Management’s Discussion and Analysis and its Supplementary Financial Information packages that are available in the Investor Relations — Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
The financial results presented in this document are unaudited.
Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2006, the Sun Life Financial group of companies had total assets under management of $387 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.
2     Sun Life Financial Inc. ▪ Second Quarter 2006

MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended June 30, 2006
Dated July 27, 2006
Earnings and Profitability
FINANCIAL SUMMARY

Unaudited	Quarterly Results					Year to Date
	Q2’06	Q1’06	Q4’05	Q3’05	Q2’05	2006	2005

Revenues ($ millions)	6,231	5,315	5,338	5,504	5,988	11,546	11,076
Common Shareholders’ Net Income (S millions)	512	491	478	430	477	1,003	935
Operating Earnings(1) ($ millions)	512	493	490	481	477	1,005	935
Earnings per Common Share (EPS) ($)	0.88	0.84	0.82	0.74	0.81	1.73	1.58
Operating EPS(1) ($)	0.88	0.85	0.84	0.82	0.81	1.73	1.58
Fully Diluted Operating EPS(1) ($)	0.88	0.84	0.83	0.82	0.81	1.71	1.57
Return on Common Equity (ROE) (%)	13.6	13.1	13.0	11.7	13.0	13.4	12.8
Operating ROE(1) (%)	13.6	13.2	13.3	13.1	13.0	13.4	12.8
Average Common Shares Outstanding (millions)	578.8	581.8	582.8	584.2	587.4	580.3	589.6
S&P 500 Index (daily average)	1,282	1,283	1,232	1,223	1,181	1,283	1,187
S&P 500 Index (close)	1,270	1,295	1,248	1,229	1,191	1,270	1,191

Sun Life Financial Inc.(2) reported common shareholders’ net income of $512 million for the quarter ended June 30, 2006, up $35 million from $477 million in the second quarter of 2005. The increase in common shareholders’ net income was primarily due to increased earnings in Sun Life Financial Canada, MFS Investment Management, Sun Life Financial’s U.K. operations (SLF U.K.) and the Reinsurance business unit, the contribution from the CMG Asia(3) acquisition and lower tax expenses offset by lower earnings in Sun Life Financial U.S. The strengthening of the Canadian dollar reduced earnings by $28 million or $0.05 per common share. ROE for the second quarter of 2006 was 13.6% (14.0% in constant currency) compared with 13.0% for the second quarter of 2005. The 60 basis point improvement was the result of improved earnings and repurchase of common shares. EPS were $0.88,8.6% (14.8% in constant currency) higher than the $0.81 reported in the prior year.
The Company reported a $70 million increase in operating earnings for the first six months of 2006 compared to the same period in 2005 on the strength of growth in Sun Life Financial Canada of $17 million on improved earnings in the Group Wealth and Group Benefits businesses, an increase of $17 million in MFS Investment Management on asset growth and lower expenses and $32 million in Sun Life Financial Asia from the CMG Asia acquisition. As a result of the increase in operating earnings and repurchase of common shares, operating EPS grew from $1.58 per share for the first half of 2005 to $1.73 per share in the first half of 2006, a 9.5% (14.6% in constant currency) increase. Operating ROE increased 60 basis points (90 basis points in constant currency) from 12.8% for the first half of 2005 to 13.4% for the first half of 2006.
Common shareholders’ net income of $1,003 million for the first six months of 2006 was $68 million higher than in the first half of 2005 and EPS of $1.73 for the first half of 2006 was 9.5% (14.6% in constant currency) higher than EPS of $1.58 in the first half of 2005.
Performance by Business Group
The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia), and Corporate. Additional details concerning the segments and the purpose and use of the segmented information are outlined in Note 4 to Sun Life Financial Inc.’s second quarter 2006 Interim Consolidated Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Where appropriate, information on a business segment has been presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends. ROE for the business segments is a “Non-GAAP” financial measure as outlined under “Use of Non-GAAP Financial Measures”.

(1)	Operating earnings, operating EPS and operating ROE exclude the charge of $51 million related to the sale of Administradora de Fonde de Pensiones Cuprum S.A. (Cuprum) taken in the third quarter of 2005 and the after-tax charges of $12 million and $2 million for the integration of CMG Asia taken in the fourth quarter of 2005 and the first quarter of 2006 respectively. See “Use of Non-GAAP Financial Measures”.

(2)	Or together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial”.

(3)	CMG Asia Limited and CommServe Financial Limited are collectively referred to as CMG Asia.
Sun Life Financial Inc. ▪ sunlife.com     3

Management’s Discussion and Analysis
SLF CANADA

	Quarterly Results					Year to Date
	Q.2’06	Q1’06	Q4’05	Q3’05	Q2’05	2006	2005

Revenues ($ millions)	2,223	2,255	2,288	2,120	2,104	4,478	4,250
Common Shareholders’ Net Income ($ millions)
Individual Insurance & Investments	156	150	131	128	145	306	313
Group Benefits	65	37	85	69	54	102	92
Group Wealth(1)	43	47	38	31	37	90	76

Total	264	234	254	228	236	498	481
ROE (%)	15.0	13.7	15.1	13.5	14.2	14.4	14.5

(1)	Group Wealth comprises Group Retirement Services and Institutional Investments.
SLF Canada’s earnings increased by $28 million, or 11.9%, compared to the second quarter of 2005. SLF Canada benefited from strong investment results in Group Benefits, better mortality experience in Group Wealth, increased earnings from Cl Financial Inc. (Cl) and lower taxes.
•	Individual Insurance & Investments earnings for the second quarter of 2006 increased by 7.6% over the second quarter of 2005 mainly from higher Cl earnings of $19 million and lower taxes partially offset by the impact of new business strain and lower reserve releases.
•	Group Benefits earnings for the second quarter of 2006 increased by 20% over the second quarter of 2005 on the impact of $14 million from strong investment results.
•	Group Wealth earnings for the second quarter of 2006 grew by 16% over the same period in 2005 on the positive effect of $6 million from better mortality experience in the quarter.
Six-month earnings increased by $17 million, or 3.5%, over the same period in 2005 due to higher Group Wealth earnings from better mortality experience and asset growth, higher Group Benefits earnings from strong investment results somewhat offset by less favourable mortality and morbidity experience and higher Cl earnings, partially offset by $19 million from a return to more normal annuity mortality experience in Individual Insurance & Investments following unusually favourable experience in the same period in 2005.
SLF U.S.

	Quarterly Results					Year to Date
	Q2’06	Ql’06	Q4’05	Q3’05	Q2’05	2006	2005

Revenues (US$ millions)	2,608	1,734	1,699	2,020	2,281	4,342	3,820
Revenues (C$ millions)	2,929	2,001	1,994	2,443	2,835	4,930	4,724
Common Shareholders’ Net Income (US$ millions)
Annuities	64	85	84	78	72	149	106
Individual Life	(4)	23	34	21	20	19	45
Group Life & Health	20	—	10	10	15	20	21

Total (US$ millions)	80	108	128	109	107	188	172
Total (C$ millions)	90	125	149	133	132	215	213
ROE (%)	9.4	12.9	15.6	13.6	13.8	11.0	11.2

Earnings for SLF U.S. declined C$42 million, or 31.8%, compared to the second quarter of 2005. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings in SLF U.S. by C$10 million compared to the second quarter of 2005.
In U.S. dollars, earnings were US$80 million, US$27 million or 25% lower than in the second quarter of 2005. Earnings decreased this quarter as a result of new business strain and the reserve impact of increased reinsurance rates on Individual Life as well as the negative impact of equity market movements on Annuities. These decreases were partially offset by improved spread income in Annuities, improved claims experience and business growth in Group Life & Health and the impact of increased earnings from lower tax jurisdictions.
•	Annuities earnings decreased US$8 million compared to the second quarter of 2005. The negative impact of equity market movements of US$28 million and losses at MFS Retirement Services Inc. (RSI) were partially offset by improved spread income.
•	Individual Life earnings were US$24 million lower than in the second quarter of 2005 primarily due to new business strain resulting from increased sales and mix of business and the reserve impact of increased reinsurance rates on new business, partially offset by the impact of increased earnings from lower tax jurisdictions.
4     Sun Life Financial Inc. ▪ Second Quarter 2006

Management’s Discussion and Analysis
•	Group Life & Health earnings increased US$5 million compared to the second quarter of 2005 due to improved claims experience and business growth.
•	SLF U.S. issued US$900 million of funding agreement backed medium term notes (MTNs) in the second quarter of 2006 compared to US$600 million of MTNs issued in the second quarter of 2005, increasing revenue by US$300 million compared to the same period in 2005.
Six-month earnings increased by US$16 million, or 9%, over the same period in 2005. Increased Annuities earnings of US$43 million were partially offset by lower Individual Life earnings of US$26 million.
SLF U.S. continued to enhance its product portfolio in the second quarter of 2006. Annuities launched an enhanced optional living benefit rider for its variable annuity product line. Individual Life launched a new Pooled Stable Value product, a first of its kind in the Bank Owned Life Insurance (BOLI) market place. And in July, Individual Life launched its competitive next generation of no-lapse guarantee universal life products, which incorporate increased reinsurance rates.
MFS

	Quarterly Results					Year to Date
	Q2’06	Q1’06	Q4’05	Q3’05	Q2’05	2006	2005

Revenues (US$ millions)	362	360	354	342	332	722	664
Revenues (C$ millions)	407	416	416	412	413	823	820
Common Shareholders’ Net Income (US$ millions)	47	45	38	38	34	92	71
Common Shareholders’ Net Income (C$ millions)	53	52	45	46	42	105	88
Average Net Assets (US$ billions)	168	167	158	155	147	168	146
Assets Under Management (US$ billions)	168	170	162	157	150	168	150
Net Sales/(Redemptions) (US$ billions)	(0.4)	(0.3)	1.9	1.4	3.5	(0.7)	4.2
Market Movement (US$ billions)	(1.0)	7.5	2.9	6.3	1.8	6.5	(0.6)
S&P 500 Index (daily average)	1,282	1,283	1,232	1,223	1,181	1,283	1,187

Earnings for MFS increased C$11 million, or 26%, compared to second quarter of 2005. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings for MFS by C$6 million compared to the second quarter of 2005.
In U.S. dollars, earnings were US$47 million, US$13 million or 38% higher than in the second quarter of 2005. Average net assets of US$168 billion increased 14% compared to the second quarter of 2005. Total revenues grew by 9% compared to the second quarter of 2005. Advisory revenues for the period increased to US$209 million consistent with asset growth.
Six-month earnings increased by US$21 million, or 30%, over the same period in 2005 primarily due to growth in advisory revenue of US$50 million while containing operating expenses, and US$9 million from the transfer of RSI.
Net sales at MFS were negative US$0.4 billion for the second quarter of 2006 as continuing positive managed funds net sales of US$1.2 billion did not fully offset retail mutual funds redemptions. Negative market movement contributed US$1 billion of the US$2 billion reduction in total assets under management for the quarter, which ended June 2006 at US$168 billion, an increase of US$18 billion from June 2005.
SLF ASIA

	Quarterly Results					Year to Date
	Q2’06	Q1’06	Q4’05	Q3’05	Q2’05	2006	2005

Revenues ($ millions)	259	226	257	152	167	485	350
Common Shareholders’ Net Income ($ millions)	31	24	7	10	19	55	25
ROE (%)	12.6	10.2	4.3	9.8	17.6	11.2	11.4

SLF Asia’s second quarter 2006 revenues increased 55% for the quarter and 39% for the six-month period over the same periods last year primarily due to the acquisition of CMG Asia and business growth.
Second quarter 2006 earnings of $31 million increased by $12 million, or 63%, over the same period in 2005 primarily due to the CMG Asia acquisition.
Six-month earnings of $55 million, after net integration costs of $2 million, increased by $30 million, or 120%, over the same period last year mostly due to the CMG Asia acquisition.
Sun Life Financial Inc. ▪ sunlife.com     5

Management’s Discussion and Analysis
SLF Asia sales momentum continued in the second quarter, with sales up 46% in Canadian currency over the same period last year. In local currencies, Hong Kong sales were up 79% due to the CMG acquisition. In India, the number of agents crossed the 18,000 mark, doubling the agency count from a year ago, and contributing to the 114% growth in agency sales during the first six months of the year. Sun Life Everbright sales grew by 121% year-over-year due to improved agent productivity, increased bancassurance sales and the opening of additional sales offices in Zhejiang province. Philippines had a strong second quarter of sales, with sales up 69% over last year, white sales in Indonesia were up a solid 25%.
CORPORATE
Corporate includes the results of SLF U.K, the active Reinsurance business unit and run-off reinsurance as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups. Run-off reinsurance is included in Other operations.

	Quarterly Results					Year to Date
	Q2’06	Ql’06	Q4’05	Q3’05	Q2’05	2006	2005

Common Shareholders’ Net Income/(Loss) ($ millions)
SLF U.K.	48	38	58	48	39	86	86
Reinsurance	24	9	(18)	(6)	15	33	29
Other	2	9	(17)	(29)	(6)	11	13

Total	74	56	23	13	48	130	128

Common shareholders’ net income of $74 million in the second quarter of 2006 reflected increased earnings of $9 million from SLF U.K. from improved annuities claims experience and $9 million from Reinsurance due to business growth and lower new business strain compared to the second quarter of 2005. Six-month earnings were virtually flat with the previous year as the favourable impact of higher in-force and lower new business strain in Reinsurance largely offset less favorable mortality.
Additional Financial Disclosure
REVENUE
Under Canadian GAAP, premium revenue includes annuity premiums, which are excluded as revenue under U.S. GAAP and also for similar products sold by other financial institutions.
Revenues of $6.2 billion in the second quarter of 2006 increased by $243 million over the same period in 2005. The increase was largely due to higher premiums of $228 million, mostly from life and health insurance and the sale of MTNs partially offset by lower U.S. fixed annuity premiums, including fixed indexed annuities. Excluding the unfavourable impact of $435 million due to the strengthening of the Canadian dollar against foreign currencies, revenues grew $678 million.
Premium revenue rose to $3.9 billion, improving by $228 million over the second quarter last year, or by $507 million excluding the unfavourable impact of $279 million due to the strengthening of the Canadian dollar. Life insurance premiums rose by $83 million as SLF U.S. Individual Life contributed premium gains of $54 million mainly from higher core Universal Life premiums. Hong Kong’s integration of CMG Asia accounted for SLF Asia’s life insurance premiums increase of $36 million. Health insurance premiums grew by $110 million on the strength of SLF Canada’s Group Benefits business, with a $106 million increase of which $60 million resulted from the termination of a reinsurance agreement in the latter half of 2005.
Annuity premiums were slightly ahead by $35 million as compared to the second quarter of 2005 despite the negative effect of $163 million from the strengthening of the Canadian dollar against foreign currencies. The US$900 million of MTNs issued this quarter versus last year’s second quarter US$600 million MTN program by SLF U.S. was partly offset by the decrease in U.S. fixed annuity premiums, including fixed indexed annuities.
Second quarter 2006 net investment income declined by $18 million from the second quarter of 2005. The strengthening of the Canadian dollar produced an unfavourable currency effect of $90 million, which was partially offset by gains from fluctuations in equity markets and interest rate levels.
Fee income of $759 million in the second quarter of 2006 was up $100 million from the same period in 2005 before the unfavourable currency translation impact of $67 million. Additional asset management fees were earned on higher asset levels.
Total revenue of $11.5 billion for the six months ended June 30, 2006 increased by $470 million compared to the same period in 2005 primarily due to higher premiums. SLF Canada’s Group Benefits premiums rose by $219 million due to business growth and the termination of a reinsurance agreement, partly offset by lower SLF Canada Group Wealth premiums of $72 million as a result of a large sale in 2005. Increased SLF U.S. life insurance premiums of $116 million mainly from Individual Life’s universal life products, an additional US$300 million from the 2006 MTN
6       Sun Life Financial Inc. ▪ Second Quarter 2006

Management’s Discussion and Analysis
issuance, higher net investment income and improved fee income on higher asset levels were partly reduced by an unfavourable currency effect of $620 million due to a stronger Canadian dollar and lower U.S. fixed annuity premiums.
ASSETS UNDER MANAGEMENT
AUM were $387.2 billion at June 30, 2006 compared to $402.4 billion at March 31, 2006, and $377.1 billion at June 30, 2005. The decrease of $15.2 billion between March 31, 2006 and June 30, 2006 primarily resulted from:
(i)	a drop of $3.8 billion from market performance; and

(ii)	a decrease of $11.5 billion from the strengthening of the Canadian dollar against foreign currencies at the end of the second quarter of 2006.
AUM increased $10.1 billion between June 30, 2005 and June 30, 2006 mainly related to continued business growth and:
(i)	positive market movements of $25.2 billion;

(ii)	net sales of mutual, managed and segregated funds of $3.7 billion;

(iii)	an increase of $4.4 billion from the CMG Asia acquisition; partially offset by

(iv)	a decrease from the strengthening of the Canadian dollar against foreign currencies of $25.9 billion.
CHANGES IN THE BALANCE SHEET AND SHAREHOLDERS’ EQUITY
Total general fund assets were $110.6 billion at June 30, 2006, compared to $111.3 billion a year earlier. Organic business growth of $2.7 billion, primarily from SLF U.S. and the $2.2 billion CMG Asia acquisition were eroded by the $5.6 billion negative currency effect from the stronger Canadian dollar.
Total general fund assets at June 30, 2006 were $295 million lower than December 31, 2005. Business growth, mainly from SLF U.S., was more than offset by a $1.9 billion reduction from the strengthening of the Canadian dollar against foreign currencies.
Actuarial and other policy liabilities of $76.9 billion at June 30, 2006 were $386 million lower than at June 30, 2005. Business growth, mostly in SLF Canada and SLF U.S., and an increase of $1.6 billion from the acquisition of CMG Asia were offset by a $4 billion reduction due to the stronger Canadian dollar.
Actuarial and other policy liabilities were $589 million lower at June 30, 2006 compared to December 31, 2005 primarily due to the unfavourable currency impact of $1.4 billion as the Canadian dollar strengthened against foreign currencies.
Shareholders’ equity, including the Company’s preferred share capital, increased from $15.5 billion at December 31, 2005 to $15.8 billion at June 30, 2006. Shareholders’ net income, before preferred share dividends of $22 million, contributed $1 billion. Dividend payments on common shares of $319 million and $353 million for the cost of common shares repurchased and cancelled, net of stock-based compensation costs, partly diminished this increase. Currency fluctuations further decreased equity by $267 million.
Shareholders’ equity at June 30, 2006, including the Company’s preferred share capital, was $227 million lower than at March 31, 2006. Shareholders’ net income, before preferred share dividends of $11 million, contributed $523 million. Dividend payments on common shares of $159 million and $281 million for the cost of common shares repurchased and cancelled, net of stock-based compensation costs, reduced this increase. Currency fluctuations further decreased equity by $299 million.
At June 30, 2006, Sun Life Financial Inc. had 575,323,470 common shares and 39,000,000 preferred shares outstanding.
CASH FLOWS

	Quarterly Results		Year to Date
($ millions)	Q2’06	Q2’05	2006	2005

Cash and cash equivalents, beginning of period	3,902	3,959	2,740	3,748
Cash flows provided by (used in):
Operating activities	671	1,092	1,538	1,828
Financing activities	(441)	(425)	258	(277)
Investing activities	(452)	(282)	(855)	(992)
Changes due to fluctuations in exchange rates	(99)	(4)	(100)	33

Increase (Decrease) in cash and cash equivalents	(321)	381	841	592

Cash and cash equivalents, end of period	3,581	4,340	3,581	4,340
Short-term securities, end of period	942	1,886	942	1,886

Total cash, cash equivalents and short-term securities	4,523	6,226	4,523	6,226

Sun Life Financial Inc. ▪ sunlife.com     7

Management’s Discussion and Analysis
Net cash, cash equivalents and short-term securities at the end of the second quarter of 2006 decreased by $1.7 billion from the second quarter of 2005 mainly as a result of a net increase in investments in long-term assets and the acquisition of CMG Asia in the fourth quarter of 2005. Cash flows generated by operating activities in the second quarter of 2006 were $421 million lower than the same period a year ago primarily due to the impact of the timing of investment transactions. Cash used in investing activities increased by $170 million from a year ago reflecting a higher level of net purchases of investment assets during the quarter partially offset by the redemption of $150 million of Sun Life Assurance Company of Canada preferred shares in the second quarter of 2005.
The Company had net cash flows of $841 million in the first six months of 2006 compared to $592 million in the comparable period of 2005. Financing activities reflect the issuance of $700 million fixed/floating debentures in the first quarter of 2006 and a reduction of $150 million in preferred shares issued in the first half of 2006 as compared to the same period a year ago. Cash flows from investing activities increased by $137 million with the $150 million redemption in Sun Life Assurance Company of Canada preferred shares in the second quarter of 2005.
TAXES
The effective tax rate for the quarter was affected by the following events:
(i)	the reduction in the Canadian Federal Corporate Tax rate decreased participating policyholder pre-tax earnings by $58 million and tax expense by $58 million, with no net impact on Common Shareholders’ Net Income;

(ii)	the Canadian Federal Corporate Tax rate reduction also had the effect of increasing Common Shareholders’ pre-tax earnings by $19 million and tax expense by $3 million, for a net increase in Common Shareholders’ Net Income of $16 million; and

(iii)	the resolution of outstanding tax issues reduced taxes by $29 million.
The effective tax rate reported was 1%; excluding the events noted above, the effective tax rate was 16%. This rate reflects the impact of increased earnings from lower tax jurisdictions and the sustainable reduction in the Company’s effective tax rate.
RISK MANAGEMENT
Sun Life Financial has developed a framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.
Through its ongoing risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management on a monthly basis and to the Risk Review Committee of the Board quarterly. Sun Life Financial’s risk management procedures and risk factors are described in Sun Life Financial Inc.’s Management’s Discussion and Analysis (MD&A) and Annual Information Form (AIF) for the year ended December 31, 2005. Interest rate and equity market sensitivities are disclosed in the annual MD&A, but change as market levels change, new business is added, or as management actions are taken.
OUTLOOK
During the past quarter, North American interest rates trended up and stock market indices trended down. Shorter-term bond yields increased marginally higher than longer-term bond yields, contributing to the further flattening of the yield curve. The Canadian dollar remained strong in comparison to the U.S. dollar.
The Company generally benefits from steady or slowly increasing interest rates from recent levels, particularly in the U.S. fixed annuity and universal life businesses; however, this benefit is partially offset by a flat or inverted yield curve. Declining stock market indices may adversely affect earnings from market-based products and flows in the Company’s asset management businesses. The Company’s earnings will benefit from a reduction in the value of the Canadian dollar versus foreign currencies, most notably the U.S. dollar.
REGULATORY AND LEGAL MATTERS
Sun Life Financial Inc. and certain of its U.S. subsidiaries are cooperating with insurance and securities regulators and other government and self-regulatory agencies in the United States in their investigations and examinations with respect to various issues. Certain of these investigations and examinations may lead to settled administrative actions. While it is not possible to predict the resolution of these matters, management expects that their ultimate resolution will not be material to the Company’s consolidated financial condition or results of operations.
As previously disclosed, Sun Life Financial Inc. and MFS have been named as defendants in multiple lawsuits in U.S. courts relating to the matters that led to the settlements between MFS and U.S. regulators in 2004 and it is not possible to predict the outcome of these actions at this time. Sun Life Financial Inc. and its subsidiaries are also engaged in various legal actions in the ordinary course of business, which are not expected to have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial position or results of operations.
8     Sun Life Financial Inc. ▪ Second Quarter 2006

Management’s Discussion and Analysis
Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s annual MD&A, annual financial statements and AIF for the year ended December 31, 2005. Copies of these documents are available at www.sedar.com.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain significant items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations. Management measures the performance of its business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual MD&A and the Supplementary Financial Information packages that are available in the Investor Relations — Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
Operating earnings, operating EPS and operating ROE exclude the charge of $51 million related to the sale of Cuprum taken in the third quarter of 2005 and the after-tax charges of $12 million and $2 million for the integration of CMG Asia taken in the fourth quarter of 2005 and the first quarter of 2006 respectively.
FORWARD-LOOKING STATEMENTS
Some of the statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Company. These statements are not historical facts but instead represent only the Company’s expectations, estimates and projections regarding future events.
Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of Sun Life Financial Inc. may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in Sun Life Financial Inc.’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual MD&A, and annual and interim financial statements which are available for review at www.sedar.com.
Factors that could cause actual results to differ materially from expectations include, but are not limited to: external factors, including changes in equity market performance, interest rates, currency exchange rates and government regulations; the amount and composition of assets under management; the management of product pricing; mortality and morbidity rates; expense management; the maintenance of spreads between credited rates and investment returns; surrender and lapse rates; the management of market and credit risks; the management of risks inherent in products with guaranteed benefit options; and the results of regulatory investigations into the practices of the mutual fund, insurance, annuity and financial product distribution industries, including private legal proceedings and class actions that have been commenced or threatened in connection with these practices. The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.
Sun Life Financial Inc. ▪ sunlife.com     9

Interim Consolidated Financial Statements
Consolidated Statements of Operations

		For the three months ended		For the six months ended
		June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars, except for per share amounts)		2006	2005	2006	2005

Revenue
Premium income:
Annuities		$1,696	$1,661	$2,472	$2,569
Life insurance		1,482	1,399	2,946	2,789
Health insurance		753	643	1,506	1,255

		3,931	3,703	6,924	6,613
Net investment income		1,541	1,559	3,110	3,023
Fee income		759	726	1,512	1,440

		6,231	5,988	11,546	11,076

Policy Benefits and Expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders		1,452	1,627	2,900	2,927
Annuity payments		347	389	696	756
Death and disability benefits		560	606	1,212	1,223
Health benefits		560	463	1,134	904
Policyholder dividends and interest on claims and deposits		241	258	502	537

		3,160	3,343	6,444	6,347
Net transfers to segregated funds		181	119	479	278
Increase in actuarial liabilities (Note 5)		985	634	756	713
Commissions		475	429	923	854
Operating expenses		758	710	1,510	1,435
Premium taxes		52	45	99	89
Interest expense		82	70	153	135

		5,693	5,350	10,364	9,851

Income before Income Taxes and Non-controlling Interests		538	638	1,182	1,225
Income taxes expense (Note 10)		7	148	142	265
Non-controlling interests in net income of subsidiaries		6	7	12	13

Total Net Income		525	483	1,028	947
Less: Participating policyholders’ net income		2	1	3	5

Shareholders’ Net Income		523	482	1,025	942
Less: Preferred shareholder dividends		11	5	22	7

Common Shareholders’ Net Income		$512	$477	$1,003	$935

Average exchange rates:
	U.S. Dollars	1.12	1.24	1.14	1.24
	U.K. Pounds	2.05	2.31	2.04	2.32

Earnings per share (Note 3)
Basic		$0.88	$0.81	$1.73	$1.58
Diluted		$0.88	$0.81	$1.71	$1.57

Weighted average shares outstanding in millions (Note 3)
Basic		579	587	580	590
Diluted		582	590	584	593
The attached notes form part of these interim consolidated financial statements.
10     Sun Life Financial Inc. ▪ Second Quarter 2006

Interim Consolidated Financial Statements
Consolidated Balance Sheets

		As at
		June 30	December 31	June 30
(unaudited, in millions of Canadian dollars)		2006	2005	2005

Assets
Bonds		$65,861	$66,154	$66,230
Mortgages		14,905	14,561	14,165
Stocks		4,502	3,856	3,500
Real estate		3,385	3,241	3,273
Cash, cash equivalents and short-term securities		4,523	5,091	6,226
Policy loans and other invested assets		5,672	5,689	5,965

Invested assets		98,848	98,592	99,359
Goodwill		5,869	5,963	5,556
Intangible assets		779	801	771
Other assets		5,075	5,510	5,608

Total general fund assets		$110,571	$110,866	$111,294

Segregated funds net assets		$61,741	$60,984	$58,975

Liabilities and Equity
Actuarial liabilities and other policy liabilities (Note 5)		$76,900	$77,489	$77,286
Amounts on deposit		3,421	3,382	3,170
Deferred net realized gains		3,826	3,859	3,650
Senior debentures (Note 7)		3,163	2,492	1,938
Other liabilities		5,910	6,592	8,601

Total general fund liabilities		93,220	93,814	94,645
Subordinated debt		1,447	1,456	1,467
Non-controlling interests in subsidiaries		48	50	24
Total equity		15,856	15,546	15,158

Total general fund liabilities and equity		$110,571	$110,866	$111,294

Segregated funds contract liabilities		$61,741	$60,984	$58,975

Exchange rate at balance sheet date:
	U.S. Dollars	1.12	1.17	1.23
	U.K. Pounds	2.06	2.00	2.22
The attached notes form part of these interim consolidated financial statements.
Approved on behalf of the Board of Directors,
Donald A. Stewart
Chief Executive Officer
Krystyna T. Hoeg
Director
Sun Life Financial Inc. ▪ sunlife.com     11

Interim Consolidated Financial Statements
Consolidated Statements of Equity

	For the six months ended
	Participating		June 30	June 30
(unaudited, in millions of Canadian dollars)	Policyholders	Shareholders	2006	2005

Preferred Shares
Balance, beginning of period	$—	$712	$712	$—
Preferred shares issued (Note 7)	—	250	250	400
Issuance costs, net of taxes (Note 7)	—	(5)	(5)	(6)

Balance, end of period	—	957	957	394

Common Shares
Balance, beginning of period	—	7,173	7,173	7,238
Stock options exercised	—	41	41	45
Common shares purchased for cancellation (Note 2)	—	(115)	(115)	(118)

Balance, end of period	—	7,099	7,099	7,165

Contributed Surplus
Balance, beginning of period	—	66	66	70
Stock-based compensation	—	10	10	6
Stock options exercised	—	(7)	(7)	(9)

Balance, end of period	—	69	69	67

Retained Earnings
Balance, beginning of period	94	9,001	9,095	8,204
Net income	3	1,025	1,028	947
Dividends on common shares	—	(319)	(319)	(283)
Dividends on preferred shares	—	(22)	(22)	(7)
Common shares purchased for cancellation (Note 2)	—	(282)	(282)	(261)

Balance, end of period	97	9,403	9,500	8,600

Currency Translation Account
Balance, beginning of period	(9)	(1,491)	(1,500)	(1,097)
Net adjustment for foreign exchange gain	—	—	—	(69)
Changes for the period	(2)	(267)	(269)	98

Balance, end of period	(11)	(1,758)	(1,769)	(1,068)

Total equity	$86	$15,770	$15,856	$15,158

The attached notes form part of these interim consolidated financial statements.
12     Sun Life Financial Inc. ▪ Second Quarter 2006

Interim Consolidated Financial Statements
Condensed Consolidated Statements of Cash Flows

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars)	2006	2005	2006	2005

Cash Flows Provided by (Used in) Operating Activities
Total net income	$525	$483	$1,028	$947
New mutual fund business acquisition costs capitalized	(16)	(25)	(32)	(52)
Redemption fees of mutual funds	8	11	16	24
Items not affecting cash	154	623	526	909

Net cash provided by operating activities	671	1,092	1,538	1,828

Cash Flows Provided by (Used in) Financing Activities
Debentures and borrowed funds (Note 7)	15	(74)	711	(35)
Issuance of preferred shares (Note 7)	—	—	250	400
Payments to underwriters (Note 7)	—	—	(8)	(9)
Issuance of common shares on exercise of stock options	6	15	34	36
Common shares purchased for cancellation (Note 2)	(291)	(218)	(397)	(379)
Dividends paid on common shares	(160)	(141)	(301)	(283)
Dividends paid on preferred shares	(11)	(7)	(31)	(7)

Net cash provided by (used in) financing activities	(441)	(425)	258	(277)

Cash Flows Provided by (Used in) Investing Activities
Sales, maturities and repayments of bonds, mortgages, stocks and real estate	9,195	9,193	17,071	16,831
Purchases of bonds, mortgages, stocks and real estate	(9,960)	(9,386)	(19,337)	(18,008)
Policy loans	(25)	(20)	(37)	(34)
Short-term securities	342	12	1,432	349
Other investments	(4)	69	16	20
Redemption of preferred shares of subsidiary	—	(150)	—	(150)

Net cash used in investing activities	(452)	(282)	(855)	(992)

Changes due to fluctuations in exchange rates	(99)	(4)	(100)	33

Increase (decrease) in cash and cash equivalents	(321)	381	841	592
Cash and cash equivalents, beginning of period	3,902	3,959	2,740	3,748

Cash and cash equivalents, end of period	3,581	4,340	3,581	4,340
Short-term securities, end of period	942	1,886	942	1,886

Cash, cash equivalents and short-term securities, end of period	$4,523	$6,226	$4,523	$6,226

Supplementary Information
Cash and cash equivalents:
Cash			$453	$287
Cash equivalents			3,128	4,053

			$3,581	$4,340

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$143	$130	$148	$134

Income taxes, net of refunds	$152	$87	$358	$176

The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. ▪ sunlife.com      13

Interim Consolidated Financial Statements
Consolidated Statements of Changes in Segregated Funds Net Assets

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars)	2006	2005	2006	2005

Additions to Segregated Funds
Deposits:
Annuities	$1,755	$1,660	$3,723	$3,849
Life insurance	358	76	519	237

	2,113	1,736	4,242	4,086
Net transfers from general funds	181	119	479	278
Net realized and unrealized gains (losses)	(1,924)	1,082	578	1,164
Other investment income	531	464	748	678

	901	3,401	6,047	6,206

Deductions from Segregated Funds
Payments to policyholders and their beneficiaries	1,868	1,852	3,977	3,688
Management fees	181	175	360	338
Taxes and other expenses	23	37	63	70
Effect of changes in currency exchange rates	1,069	(7)	890	(301)

	3,141	2,057	5,290	3,795

Net additions (reductions) to segregated funds for the period	(2,240)	1,344	757	2,411
Segregated funds net assets, beginning of period	63,981	57,631	60,984	56,564

Segregated funds net assets, end of period	$61,741	$58,975	$61,741	$58,975

Consolidated Statements of Segregated Funds Net Assets

	As at
	June 30	December 31	June 30
(unaudited, in millions of Canadian dollars)	2006	2005	2005

Assets
Segregated and mutual fund units	$49,384	$48,358	$45,333
Stocks	7,100	7,262	7,553
Bonds	5,025	5,208	5,875
Cash, cash equivalents and short-term securities	965	945	1,615
Real estate	196	168	174
Mortgages	42	49	58
Other assets	1,516	1,289	1,813

	64,228	63,279	62,421

Liabilities	2,487	2,295	3,446

Net assets attributable to segregated funds policyholders	$61,741	$60,984	$58,975

The attached notes form part of these interim consolidated financial statements.
14      Sun Life Financial Inc. ▪ Second Quarter 2006

Condensed Notes to the Interim Consolidated Financial Statements
(unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated)
1. Basis of Presentation
Sun Life Financial Inc. together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Financial Corp., are collectively referred to as “Sun Life Financial” or “the Company”. On January 4, 2005, Sun Life Assurance completed a reorganization under which most of its asset management businesses in Canada and the U.S. were transferred to Sun Life Financial Corp. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2005 annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.
2. Normal Course Issuer Bid and Cancellation of Common Shares
On January 10, 2006, the Company announced the renewal of its normal course issuer bid to purchase, for cancellation, through the Toronto Stock Exchange (TSX) up to 29 million common shares, representing approximately 5% of the common shares issued and outstanding at that time. This normal course issuer bid covers the period from January 12, 2006, to January 11, 2007. Purchases will be executed on the TSX at the prevailing market price in amounts and times determined by the Company. The Company will make no purchases of common shares other than open-market purchases. In 2005, the Company announced a similar normal course issuer bid that covered the period from January 12, 2005, to January 11, 2006. In the first two quarters of 2006, the Company purchased under these plans approximately nine million of its common shares at an average price of $46.57 per share for a total amount of $397. Approximately seven million common shares were purchased during the current quarter at an average price of $45.65 per share for a total amount of $291. Of this amount, purchases of approximately $22 were not cancelled until July 2006. As at June 30, 2006, an additional $13 were purchased, but not settled or cancelled.
3. Earnings Per Share
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2006	2005	2006	2005

Common shareholders’ net income	$512	$477	$1,003	$935
Less: Effect of stock options of subsidiaries(1)	2	1	5	2

Common shareholders’ net income on a diluted basis	$510	$476	$998	$933

Weighted average number of shares outstanding for basic earnings per share (in millions)	579	587	580	590
Add: Adjustments relating to the dilutive impact of stock options(1)	3	3	4	3

Weighted average number of shares outstanding on a diluted basis (in millions)	582	590	584	593

(1)	The effect of stock options is calculated based on the treasury stock method requirements which assume that unrecognized compensation, as well as any proceeds from the exercise of the options, would be used to purchase common shares at the average market prices during the period.
4. Segmented Information
The Company has five reportable segments: SLF Canada, SLF United States, MFS Investment Management (MFS), SLF Asia, and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. They derive their revenues principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the Company’s reinsurance operations, both ongoing and run-off, its United Kingdom operations, and those other operations for which management responsibility resides in head office. Total net income in this category is shown net of certain expenses borne centrally.
Sun Life Financial Inc. ▪ sunlife.com       15

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
Inter-segment transactions consist primarily of internal financing agreements. They are measured at market values prevailing when the arrangements were negotiated. Inter-segment revenue for the three and six months ended June 30, 2006, consists of interest of $69 and $138, respectively ($58 and $113, respectively, in 2005) and fee income of $13 and $27, respectively ($11 and $23, respectively, in 2005).
The results of the segments’ operations are discussed in the Management’s Discussion and Analysis.

Results by segment for the three months ended June 30, 2006
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$2,223	$2,929	$407	$259	$495	$(82)	$6,231
Total net income	$265	$91	$53	$31	$85	$—	$525

Results by segment for the three months ended June 30, 2005
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$2,104	$2,835	$413	$167	$538	$(69)	$5,988
Total net income	$238	$131	$42	$19	$53	$—	$483

Results and assets by segment for the six months ended June 30, 2006
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$4,478	$4,930	$823	$485	$995	$(165)	$11,546
Total net income	$501	$215	$105	$55	$152	$-	$1,028

Assets
General fund assets	$51,387	$40,781	$821	$4,812	$14,611	$(1,841)	$110,571
Segregated funds net assets	$29,575	$24,148	$—	$856	$7,162	$—	$61,741

Results and assets by segment for the six months ended June 30, 2005
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$4,250	$4,724	$820	$350	$1,068	$(136)	$11,076
Total net income	$486	$213	$88	$25	$135	$—	$947

Assets
General fund assets	$51,146	$43,351	$815	$2,523	$15,185	$(1,726)	$111,294
Segregated funds net assets	$26,315	$25,346	$—	$155	$7,159	$—	$58,975

5. Changes in Actuarial Liabilities
Changes in actuarial liabilities for the six months ended June 30, 2006, and June 30, 2005, are as follows:

	2006	2005

Actuarial liabilities, January 1	$75,777	$74,258

Change in liabilities on in-force business	(1,526)	(1,787)
Liabilities arising from new policies	2,282	2,500

Increase in actuarial liabilities	756	713

Actuarial liabilities before the following:	76,533	74,971
Effect of changes in currency exchange rates	(1,283)	508

Actuarial liabilities, June 30	75,250	75,479
Add: Other policy liabilities	1,650	1,807

Actuarial liabilities and other policy liabilities, June 30	$76,900	$77,286

16      Sun Life Financial Inc. ▪ Second Quarter 2006

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
6. Pension Plans and Other Post-Retirement Benefits

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2006	2005	2006	2005

Pension benefit cost	$6	$3	$15	$7
Other post-retirement benefit cost	$7	$6	$13	$12

7. Significant Capital Transactions
On March 13, 2006, Sun Life Financial Inc. issued $700 principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures due 2036. These debentures will bear interest at a fixed rate of 4.95% per annum payable semi-annually until June 1, 2016, and at a variable rate equal to the Canadian dollar offered rate for three month bankers’ acceptances plus 1% thereafter until maturity on June 1, 2036. Sun Life Financial Inc. may redeem the debentures on or after June 1, 2016, at 100% of the principal amount. The debentures are direct senior unsecured obligations of the Company and rank equally with all other unsecured and unsubordinated indebtedness of Sun Life Financial Inc. The proceeds of this offering were used for general corporate purposes, including investments in subsidiaries.
On January 13, 2006, Sun Life Financial Inc. issued $250 Class A Non-Cumulative Preferred Shares, Series 3, at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.278 per share, yielding 4.45% annually. Underwriting commissions of $5 (net of taxes of $3) were deducted from preferred shares in the interim consolidated statements of equity. Subject to regulatory approval, on or after March 31, 2011, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium.
SUBSEQUENT EVENT
On July 11, 2006, Sun Life Financial Inc. issued $300 principal amount of Series C Senior Unsecured 5% Fixed/Floating Debentures due 2031. These debentures will bear interest at a fixed rate of 5% per annum payable semi-annually until July 11, 2011, and at a variable rate equal to the Canadian dollar offered rate for three month bankers’ acceptances plus 1% thereafter until maturity on July 11, 2031. Sun Life Financial Inc. may redeem the debentures on or after July 11, 2011 at 100% of the principal amount. The debentures are direct senior unsecured obligations of the Company and rank equally with all other unsecured and unsubordinated indebtedness of Sun Life Financial Inc. The proceeds of this offering will be used for general corporate purposes, including investments in subsidiaries.
8. Commitments and Contingencies
LEGAL AND REGULATORY PROCEEDINGS
As previously disclosed, Sun Life Financial Inc. and MFS have been named as defendants in multiple lawsuits in U.S. courts relating to the matters that led to settlements between MFS and U.S. regulators in 2004, and it is not possible to predict the outcome of these actions at this time. In addition, Sun Life Financial Inc. and its subsidiaries are engaged in various legal actions in the ordinary course of business, which are not expected to have a material adverse effect, individually or in the aggregate, on the consolidated financial position or results of operations of the Company. Additional information concerning these matters is provided in Sun Life Financial Inc.’s annual consolidated financial statements, annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2005, which are available at www.sedar.com and at www.sec.gov.
PROVISIONS IN THE UNITED KINGDOM
The Company’s United Kingdom operations continue to be subject to regulatory overview in the United Kingdom, including the handling of complaints about mortgage endowment policies. Endowment policies were sometimes sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. The Company has regularly engaged in discussions with United Kingdom regulators with respect to these and other matters.
The Company has provisions for future costs and expenses relating to all reviews of past mortgage endowment and pension business sold in the United Kingdom, as components of both actuarial liabilities and other liabilities. At June 30, 2006, the combined provision was $55 ($72 in 2005).
Sun Life Financial Inc. ▪ sunlife.com      17

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
9. Variable Interest Entities
The Company has a greater than 20% involvement in a number of variable interest entities (VIEs) including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $307, which is the carrying amount of these assets.
10. Income Taxes
In the second quarter of 2006, the Canadian federal government and certain provinces reduced corporate tax rates. This reduction impacted both the business attributable to participating policyholders and shareholders. For the participating policyholders, it increased the change in actuarial liabilities and reduced income taxes expense by $58; for the shareholders, it reduced the change in actuarial liabilities by $19 and increased income taxes expense by $3, for the three and six months ended June 30, 2006. The effective tax rate was further reduced in 2006 due to the resolution of certain outstanding tax issues that occurred during the second quarter and due to increased earnings from lower tax jurisdictions.
11. Comparative Figures
Certain comparative figures have been restated to conform with the presentation adopted in 2006.
18      Sun Life Financial Inc. ▪ Second Quarter 2006

MAJOR OFFICES

The following is contact information for Sun Life Financial’s major offices and joint venture companies around the world. For inquiries and customer service, please contact the appropriate office in your area.
Sun Life Financial Canada
Canadian Headquarters
227 King Street South
Waterloo, Ontario
Canada N2J 4C5
Tel: 519-888-3900
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Toronto Office
225 King Street West
Toronto, Ontario
Canada M5V 3C5
Tel: 416-408-7500
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Montreal Office
1155 Metcalfe Street
Montreal, Quebec
Canada H3B 2V9
Tel: 514-866-6411
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Sun Life Financial U.S.
One Sun Life Executive Park
Wellesley Hills, Massachusetts
USA 02481
Tel: 781-237-6030
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. – 5:00 p.m. Eastern Time
Website: www.sunlife-usa.com
Bermuda
Victoria Hall
11 Victoria Street
Hamilton HM 11, Bermuda
Tel: (441) 296-3084
Website: www.sunlife.bm
Sun Life Financial U.K.
Matrix House
Basing View, Basingstoke
Hampshire
United Kingdom RG21 4DZ
Tel: (0870) 160-5040
Call Centre: (0870) 161-1111
Mon. to Fri. 8:00 a.m. – 6:00 p.m.
Website: www.sunlifeofcanada.co.uk
Sun Life Financial Asia
Regional Headquarters
2001 Two Pacific Place
88 Queensway
Hong Kong
Tel: (852) 2918-3888
China
Sun Life Everbright Life Insurance
Company Limited
37/F Tianjin International Building
75 Nanjing Road
Tianjin, China 300050
Tel: (8622) 2339-1188
Website: www.sunlife-everbright.com
Beijing Representative Office
Suite 1207
China Resources Building
No. 8, Jianguomenbei Avenue
Beijing, China 100005
Tel: (8610) 8519-2510
Hong Kong
20th Floor, One Exchange Square
Central, Hong Kong
Tel: (852) 2103-8888
Call Centre: (852) 2103-8928
Mon. to Fri. 9:00 a.m. – 5:45 p.m.
Website: www.sunlife.com.hk
India
Birla Sun Life Insurance Company Limited
Vaman Centre, 5th & 6th Floors
Makhwana Road, Andheri (East)
Mumbai, India 400 059
Tel: 91-22-6678-3333
Mon. to Fri. 9:30 a.m. – 6:30 p.m.
Website: www.birlasunlife.com
Birla Sun Life Asset Management
Company Limited
Ahura Centre, 2nd Floor, Tower A
Mahakali Caves Road, Andheri (East)
Mumbai, India 400 093
Tel: 91-22-6692-8000
Mon. to Fri. 9:30 a.m. – 6:00 p.m.
Website: www.birlasunlife.com
Birla Sun Life Distribution Company Limited
1st Floor, Industry House
159, Churchgate Reclamation
Mumbai, India 400 020
Tel: 91-22-6716-8200
Website: www.birlasunlife.com
Indonesia
World Trade Centre, 8th &. 9th Floors
JL Jend. Sudirman Kav 29-31
Jakarta, Indonesia 12920
Tel: (6221) 5289-0000
Call Centre: (6221) 5289-0088
Toll Free: 08001401262
Mon. to Fri. 8:30 a.m. – 5:30 p.m.
Website: www.sunlife.co.id
Philippines
12th Floor, The Enterprise Centre Tower 2
6766 Ayala Avenue cor.
Paseo de Roxas
Makati City, Philippines 1226
Tel: (632) 886-6188
Call Centre: (632) 849-9888
In the Provinces call 1 800 10-SUNLIFE via PLDT
Mon. to Fri. 8:00 a.m. – 6:00 p.m.
Website: www.sunlife.com.ph

Sun Life Financial Inc. ▪ sunlife.com     19

CORPORATE AND SHAREHOLDER INFORMATION

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit www.sunlife.com.
CORPORATE OFFICE
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario
Canada M5H 1J9
Tel: 416-979-9966
Website: www.sunlife.com
INVESTOR RELATIONS
For financial analysts, portfolio managers and institutional investors requiring information, please contact:
Kevin D. Strain
Vice-President, Investor Relations
Tel: 416-204-8163
Fax: 416-979-4080
E-mail: investor.relations@sunlife.com
Please note that financial information can also be obtained from www.sunlife.com.
TRANSFER AGENT
For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.
Canada
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9
Within North America:
Tel: 1 877 224-1760 (English)
     1 888 290-0048 (French)
Outside of North America:
Tel: 416-348-9412
Fax: 416-643-5501
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Shareholders can view their account details using CIBC Mellon Trust Company’s Internet service, Answerline®. Register at www.cibcmellon.com/answerlineregistration.
United States
Mellon Investor Services LLC
480 Washington Blvd.
Jersey City, NJ 07310
Tel: 1 800 648-8393
E-mail: inquiries@cibcmellon.com
United Kingdom
Capita IRG Plc
34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU
Within the U.K.:
Tel: (0845) 602 1587
Outside the U.K.:
Tel: +44 20 8639 2064
E-mail: ssd@capitaregistrars.com
Philippines
The Hongkong and Shanghai Banking
Corporation Limited
30/F The Discovery Suites
#25 ADB Avenue
Ortigas Centre, Pasig City 1605
Metro Manila, Philippines
From Metro Manila:
Tel: (632) 683-2601
From the Provinces: 1 800 1 888-2422
Hong Kong
Computershare Hong Kong Investor
Services Limited
Hopewell Centre, 46th Floor
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628
E-mail: hkinfo@computershare.com.hk
SHAREHOLDER SERVICES
For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services:
Fax: 416-598-3121
English E-mail:
shareholderservices@sunlife.com
French E-mail:
servicesauxactionnaires@sunlife.com
DIVIDENDS
2006 Dividend Dates
Common Shares

Record Dates	Payment Dates

February 22	April 3
May 24	July 5
August 23	October 2
November 22*	January 2

*	Subject to approval by the Board of Directors
Direct Deposit Dividend Service
Canadian-resident common shareholders and shareholders receiving U.S. dollar common share dividend payments may have their dividend payments deposited directly into their bank account.
A detachable enrolment form is located on the back of Sun Life Financial’s dividend cheque. The Request for Electronic Payment of Dividends Form is also available for downloading from the Investor Centre on CIBC Mellon’s website, www.cibcmellon.com, or you can contact CIBC Mellon to have one sent to you.
STOCK EXCHANGE LISTINGS
Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 – SLF.PR.A
Series 2 – SLF.PR.B
Series 3 – SLF.PR.C
Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges.
Ticker Symbol: SLF
As of June 30, 2006, there were 575,323,470 outstanding common shares, which are the only voting securities.

20 Sun Life Financial Inc. ▪ Second Quater 2006

Sun Life Financial Inc.
150 King Street West
Toronto, Ontario
Canada M5H 1j9
www.sunlife.com